FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the National Securities Commission, dated March 7, 2008, regarding the composition of the Audit Committee
2	Letter to the Buenos Aires Stock Exchange, dated March 10, 2008, regarding the composition of the Board of Directors

TRANSLATION

Item 1

Buenos Aires, March 7, 2008

To the

National Securities Commission

Ref.: Audit. Committee

The purpose of this letter is to comply with the requirements of the Regulations of the National Securities Commission.

The Board of Directors of the Company, at its Meeting held on March 7, 2008, as appears in Minutes No. 279, resolved to approve the composition of the Audit Committee, which shall be composed as follows:

Position	Names	Status
President	Mario Vázquez	Independent

Members	Mario Blejer	Independent
	Carlos de la Vega	Independent
	Federico Mañero	Independent
	Carlos Bruno	Independent

Alternate Members	Javier Monzón	Independent
	Eduardo Elsztain	Independent

As regards Section 407 of the Sarbanes Oxley Act and Rule N° 33-8177 of the Securities and Exchange Commission, we inform that Mr. Mario Vázquez is the Audit Committee’s Financial Expert.

Sincerely yours,

Walter Forwood

Chief Financial Officer

Item 2

Buenos Aires, March 10, 2008

To the

Buenos Aires Stock Exchange

Ref.: Composition of the Board of Directors of YPF S.A.

In compliance with the rules in force of the Buenos Aires Stock Exchange, I report as stated below.

Pursuant to the resolutions of the Ordinary and Extraordinary General Shareholders’ Meeting of the Company held on March 7, 2008, according to By-Laws provisions and the distribution of positions established by the Board of Directors of YPF S.A. at its meeting held on March 7, 2008, the Board of Directors of YPF S.A. shall be composed as follows:

Position	Name	Class of Shares represented
Chairman of the Board	Antonio Brufau Niubo	Class D

Vice-Chairman of the Board	Enrique Eskenazi	Class D

CEO and General Manager	Sebastián Eskenazi	Class D

COO and Operations General Director	Antonio Gomis Sáez	Class D

Director	Santiago Carnero	Class A
Director	Luis Suárez de Lezo	Class D
Director	Fernando Ramirez	Class D
Director	Salvador Font Estrany	Class D
Director	Carlos Bruno	Class D
Director	Carlos de la Vega	Class D
Director	Mario Vázquez	Class D
Director	Eduardo Elsztain	Class D
Director	Federico Mañero	Class D
Director	Javier Monzón	Class D
Director	Matías Eskenazi Storey	Class D
Director	Aníbal Guillermo Vellón	Class D
Director	Mario Blejer	Class D

Alternate Director	To be appointed	Class A
Alternate Director	Alejandro Quiroga López	Class D
Alternate Director	Gonzalo López Fanjul	Class D
Alternate Director	Alfredo Pochintesta	Class D
Alternate Director	Rafael López Revuelta	Class D
Alternate Director	Tomás García Blanco	Class D
Alternate Director	Fabián Falco	Class D
Alternate Director	Walter Forwood	Class D
Alternate Director	Fernando Dasso	Class D
Alternate Director	Carlos Jiménez	Class D
Alternate Director	Carlos Alfonso	Class D
Alternate Director	Ezequiel Eskenazi Storey	Class D

Alternate Director	Mauro Renato José Dacomo	Class D
Alternate Director	Ignacio Cruz Morán	Class D
Alternate Director	Eduardo Ángel Garrote	Class D

Antonio Brufau Niubo, Enrique Eskenazi, Sebastián Eskenazi, Antonio Gomis Sáez, Santiago Carnero, Luis Suárez de Lezo, Fernando Ramirez, Salvador Font Estrany, Matías Eskenazi Storey, Aníbal Guillermo Belloni, Alejandro Diego Quiroga López, Gonzalo López Fanjul, Alfredo Pochintesta, Rafael López Revuelta, Tomás García Blanco, Fabián Falco, Walter Forwood, Fernando Dasso, Carlos Jiménez, Carlos Alfonsi, Ezequiel Eskenazi Storey, Mauro Renato José Dacomo, Ignacio Cruz Morán and Eduardo Ángel Garrote are non independent directors and Mrs. Carlos Bruno, Carlos de la Vega, Mario Vázquez, Eduardo Elsztain, Federico Mañero, Javier Monzón and Mario Blejer are independent ones.

In addition, the terms of all the members of the Board of Directors shall expire at the Shareholders’ Meeting approving Fiscal Year 2008.

Furthermore, the Supervisory Committee shall be composed as follows:

Position	Name	Term
Member	Silvana Rosa Lagrosa	One fiscal year(*)
Member	Juan Andrés Gelly y Obes	One fiscal year (*)
Member	Santiago Carlos Lazzati	One fiscal year (*)
Member	Israel Lipsich	One fiscal year (**)
Member	Carlos M. Tombeur	One fiscal year (**)

Alternate Member	Francisco Orlando Pelaya	One fiscal year (*)
Alternate Member	Arturo Alonso Peña	One fiscal year (*)
Alternate Member	Oscar Oroná	One fiscal year (**)
Alternate Member	Edgardo Sanguineti	One fiscal year (**)
Alternate Member	Rubén Laizerowitch	One fiscal year (**)

(*)	Term to expire at the Shareholders’ Meeting approving Fiscal Year 2007.
(**)	Term to expire at the Shareholders’ Meeting approving Fiscal Year 2008.

Sincerely yours,

Walter Forwood

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 12, 2008	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer